August 27, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, Texas 75234

      Re: American Realty Investors, Inc.
               Form 10-K for the year ended December 31, 2009
               Filed on March 31, 2010
               File Number 001-13913

Dear Mr. Gene S. Bertcher:

We have reviewed your response letter dated August 3, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2 – Real Estate, pages 52 – 54

1.   We have considered your response to comment one and note that you have concluded that LK-Four Hickory, LLC (LKFH) is not a variable interest entity and that ARL would not be the primary beneficiary if it were a VIE. Please provide us with a detailed analysis supporting your conclusion that LKFH is not a VIE.   As requested in our prior comment, please specifically discuss your retained risk and obligations compared to your proportionate interest in LKFH. Also, please provide us with the analysis supporting your conclusion that ARL would not be the primary beneficiary if it were a VIE.

2.   We note from your response that there are no provisions or other items that extend your risks beyond your initial investment plus or minus your 29% equity in earnings to date. Please confirm that the operating agreement explicitly caps your exposure to perform on any of the outlined terms to your investment interest in the entity and that you have no obligation to perform under these terms if your investment is reduced to zero.

3.   In addition as requested in our prior comment, please tell us the consequences to you should you default on any of your obligations to LKFH.

4.   Please advise us of the impact, if any, the adoption of ASU 2009-17 had on your evaluation of this entity for consolidation.

5.   We have considered your response to comment two and note that you have concluded that the guarantees you have provided regarding operating shortfalls and changes in mortgage interest rates do not constitute retention of substantial risk and rewards of ownership because you consider the guarantees contingent in nature and remote in probability. Please cite the guidance in GAAP you relied upon which supports your conclusion which is based on probability of performance. In addition, you state that the terms of the LKFH operating agreement indicate that ARL is exposed to first dollar losses but that exposure is limited to ARL's investment of $4 million; thus, it appears that there is a limit on your continuing involvement obligation. Please specifically tell us what consideration you gave to this maximum exposure to loss when determining the appropriate amount of gain to record at the time of sale.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3782 if you have any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant